311670





# M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance



RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ______

FILE NO.: 83-1 FISCAL YEAR: ______

(03/94)

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

**For the fiscal quarter ended June 30, 2003**
**INTER-AMERICAN DEVELOPMENT BANK (the "Bank")**
**Washington, D.C. 20577**

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of June 30, 2003 of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

**Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations**

| Coupon | Borrowing Currency | Borrow Amount | Issue Price | Issue Date | Maturity Date |
|---|---|---|---|---|---|
| 1.00 | USD | 193,000,000 | 63.828% | 14-Apr-2003 | 16-Apr-2018 |
| 0.50 | CAD | 1,600,000,000 | 62.100 | 22-Apr-2003 | 22-Apr-2015 |
| 0.50 | USD | 200,000,000 | 45.800 | 15-Apr-2003 | 17-Apr-2023 |
| 1.00 | USD | 200,000,000 | 62.420 | 30-Apr-2003 | 26-Apr-2018 |
| Callable 5.01 | USD | 50,000,000 | 100.00 | 29-Apr-2003 | 28-Apr-2023 |
| 0.50 | USD | 600,000,000 | 69.330 | 29-May-2003 | 29-May-2014 |
| 1.00 | USD | 200,000,000 | 64.650 | 29-May-2003 | 29-May-2018 |
| 0.50 | CAD | 300,000,000 | 42.700 | 22-May-2003 | 23-May-2023 |
| 0.50 | NZD | 60,000,000 | 63.250 | 10-June-2003 | 10-June-2013 |
| 1.00 | USD | 160,000,000 | 67.450 | 12-June-2003 | 12-June-2018 |
| 1.00 | USD | 100,000,000 | 69.530 | 26-June-2003 | 19-June-2018 |

Annex B

# ORDINARY CAPITAL

## Ordinary Capital
### Balance Sheet - As of June 30, 2003
*(Expressed in thousands of United States dollars)*

| | | | |
|---|---|---|---|
| **Assets** | | | |
| Cash | | | $ 380,294 |
| Investments | | | |
| Trading | | | |
| Obligations issued or guaranteed by governments or issued by U.S. Agencies | $ 1,482,812 | | |
| Time deposits and other obligations of banks | 3,552,689 | | |
| Asset- and mortgage- backed and corporate securities | 5,965,343 | $ 11,000,844 | |
| Held to maturity | | | |
| Obligations issued or guaranteed by governments or issued by U.S. Agencies | 2,105,582 | | |
| Time deposits and other obligations of banks | 240,872 | | |
| Asset- and mortgage- backed, corporate securities and commercial paper | 962,371 | 3,308,825 | 14,309,669 |
| Loans outstanding (1) | | | |
| Total loans approved, less cancellations | | 104,417,430 | |
| Less principal collected | | (37,284,121) | |
| Less loans sold | | (890,977) | |
| Less undisbursed balance (2) | | (17,917,469) | |
| | | 48,324,863 | |
| Allowance for loan losses | | (1,626,176) | 46,698,687 |
| Accrued interest and other charges | | | |
| On investments | | 98,658 | |
| On loans | | 734,701 | |
| On swaps, net | | 271,031 | 1,104,390 |
| Receivable from members | | | |
| Capital subscriptions | | 2,270 | |
| Non-negotiable, non-interest bearing demand obligations | | 443,600 | |
| Amounts required to maintain value of currency holdings | | 56,940 | 502,810 |
| Currency and interest rate swaps | | | |
| Investments | | 7,621 | |
| Borrowings | | 1,899,322 | 1,906,943 |
| Other Assets | | | |
| Property, improvements and equipment, at cost | | 497,956 | |
| Less Accumulated Depreciation & Amortization | | (210,203) | |
| | | 287,753 | |
| Unamortized borrowing costs | | 237,784 | |
| Miscellaneous | | 275,044 | 800,581 |
| Total assets | | | $ 65,703,374 |

(1) Excludes private sector loan participations.
(2) The Bank has entered into irrevocable commitments to disburse $15 million.

## Ordinary Capital
### Balance Sheet - As of June 30, 2003
*(Expressed in thousands of United States dollars)*

| | | | |
|---|---|---|---|
| **Liabilities and Capital** | | | |
| **Liabilities** | | | |
| Borrowings | | | |
| Medium- and long-term borrowings | | $ 50,044,214 | |
| Unamortized discount | | (2,462,129) | |
| Bond hedge basis adjustments | | 1,458,601 | |
| | | 49,040,686 | |
| Short term borrowings, net | | 39,999 | $ 49,080,685 |
| Currency and interest rate swaps | | | |
| Investments | | 262,488 | |
| Loans | | 69,012 | |
| Borrowings | | 428,273 | 759,773 |
| Other liabilities | | | |
| Accrued interest on borrowings | | 796,525 | |
| Accounts payable and accrued expenses | | 129,424 | 925,949 |
| Total liabilities | | | 50,766,407 |
| **Capital** | | | |
| Capital stock | | | |
| Subscribed 8,368,379 shares | | 100,951,374 | |
| Less callable portion | | (96,611,180) | |
| | | 4,340,194 | |
| General reserve | | 7,780,507 | |
| Special reserve | | 2,665,500 | |
| Accumulated other comprehensive income (loss): | | | |
| Accumulated translation adjustments | $ 159,351 | | |
| Unrealized loss on cashflow hedges | (53,345) | | |
| Cumulative effect of change in accounting principle | 44,760 | 150,766 | 14,936,967 |
| Total liabilities and capital | | | $ 65,703,374 |

## Ordinary Capital
## Statement of Income and General Reserve
## For the Period Ended June 30, 2003 and 2002
*(Expressed in thousands of United States dollars)*

| | Month | | Year-to-Date | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| **Income** | | | | |
| From loans [1] | | | | |
| - Interest | $ 222,523 | $ 212,721 | $ 1,358,998 | $ 1,315,408 |
| - Credit commissions | 6,888 | (756) | 40,214 | (207) |
| - Supervision and inspection | 2,198 | (7) | 11,914 | 327 |
| - Fees from private sector and emergency lending | 5,750 | 1,305 | 17,947 | 10,822 |
| | 237,359 | 213,263 | 1,429,073 | 1,326,350 |
| From investments | 25,552 | 29,691 | 159,223 | 160,849 |
| From other sources | 5,568 | 7,496 | 8,801 | 12,919 |
| Total income | 268,479 | 250,450 | 1,597,097 | 1,500,118 |
| **Expenses** | | | | |
| Borrowing expenses | 129,496 | 160,949 | 856,042 | 924,219 |
| Administrative expenses | 24,692 | 39,566 | 146,930 | 140,641 |
| Provision for loan losses | (35,730) | 1,624 | 53,160 | 64,014 |
| Total expenses | 118,458 | 202,139 | 1,056,132 | 1,128,874 |
| Operating income | 150,021 | 48,311 | 540,965 | 371,244 |
| Net gain (loss) from hedging activities under SFAS 133 | 16,504 | 3,105 | 22,186 | (94) |
| Net income | 166,525 | 51,416 | 563,151 | 371,150 |
| Allocation to the Fund for Special Operations | - | - | - | - |
| Addition to general reserve for the year | 166,525 | 51,416 | 563,151 | 371,150 |
| General reserve, beginning of period | 7,613,982 | 6,855,555 | 7,217,356 | 6,535,821 |
| General reserve, end of period | $ 7,780,507 | $ 6,906,971 | $ 7,780,507 | $ 6,906,971 |

(1) At June 30, 2003, Private Sector loans with an aggregate outstanding balance of $308.4 million were on nonaccrual status. If all loans had been on accrual status, income from loans for 2003 would have been higher by $8.2 million.

## Ordinary Capital
## Statement of Comprehensive Income
## For the Period Ended June 30, 2003 and 2002
***(Expressed in thousands of United States dollars)***

| | Month | | Year-to-Date | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Net income | $ 166,525 | $ 51,416 | $ 563,151 | $ 371,150 |
| Other comprehensive income (loss) : | | | | |
| Translation adjustments | | | | |
| General reserve | (71,779) | 96,530 | 76,200 | 232,927 |
| Special reserve | (15,734) | 29,958 | 22,153 | 65,682 |
| Total translation adjustments | (87,513) | 126,488 | 98,353 | 298,609 |
| Net income (loss) on cash flow hedges under SFAS 133 | 6,823 | (1,504) | 6,701 | (27,670) |
| Total other comprehensive income (loss) | (80,690) | 124,984 | 105,054 | 270,939 |
| Comprehensive income | $ 85,835 | $ 176,400 | $ 668,205 | $ 642,089 |

## Ordinary Capital
## Statement of Cash Flows
## For the Period Ended June 30, 2003 and 2002
*(Expressed in thousands of United States dollars)*

| | 2003 | 2002 |
|---|---|---|
| Cash flows from lending and investing activities | | |
| Lending: | | |
| Loan disbursements (net of participations) | $ (3,867,979) | $ (1,330,348) |
| Loan collections (net of participations) | 3,904,136 | 1,490,464 |
| Net cash provided by lending activities | 36,157 | 160,116 |
| Gross purchases of held to maturity investments | (11,063,564) | (6,165,515) |
| Gross proceeds from maturities of held to maturity investments | 11,344,879 | 6,127,298 |
| Miscellaneous assets and liabilities | (19,581) | (28,981) |
| Net cash provided by lending and investing activities | 297,891 | 92,918 |
| Cash flows from financing activities | | |
| Borrowings: | | |
| Medium- and long- term debt | | |
| Gross proceeds | 5,530,268 | 4,048,622 |
| Repayments | (6,017,346) | (2,240,034) |
| *Short term borrowings* | | |
| Gross proceeds | 1,125,000 | 95,709 |
| Repayments | (1,815,000) | (480,458) |
| Capital: | | |
| Collections of receivables from members | 60,753 | 83,837 |
| Net cash (used in) provided by financing activities | (1,116,325) | 1,507,676 |
| Cash flows from operating activities | | |
| Loan income collections | 1,423,157 | 1,463,125 |
| Interest and other costs of borrowings | (834,553) | (927,502) |
| Income from investments | 153,358 | 161,458 |
| Other income | 4,395 | 6,144 |
| Administrative expenses | (160,380) | (147,338) |
| Net cash provided by operating activities | 585,977 | 555,887 |
| Change in market value of trading investments | 4,177 | 3,165 |
| Effect of exchange rate fluctuations on cash and trading investments | 116,983 | 255,347 |
| Allocation to the Fund for Special Operations | - | - |
| Net (decrease) increase in cash and trading investments | (111,297) | 2,414,993 |
| Cash and trading investments at beginning of the period | 11,237,568 | 8,561,427 |
| Cash and trading investments at end of the period | $ 11,126,271 | $ 10,976,420 |
| Reconciliation of net income to net cash provided by operating activities: | | |
| Net income | $ 563,151 | $ 371,150 |
| Difference between amounts accrued and amounts *paid or collected for:* | | |
| Loan income | 38 | 136,775 |
| Income from investments | (1,688) | 3,774 |
| Net unrealized (gain) loss on trading investments | (4,177) | (3,165) |
| Interest and other costs of borrowings | (211,273) | (50,915) |
| Administrative expenses, including depreciation | (17,856) | (13,472) |
| Net unrealized loss (gain) from hedging activities under SFAS 133 | 204,622 | 47,726 |
| Provision for loan losses | 53,160 | 64,014 |
| Net cash provided by operating activities | $ 585,977 | $ 555,887 |
| Composition of cash and trading investments: | | |
| Cash | $ 380,294 | $ 304,328 |
| Investments held in trading portfolio | 11,000,844 | 10,929,072 |
| Currency and interest rate swaps - Investments-trading, net | (254,867) | (256,980) |
| | $ 11,126,271 | $ 10,976,420 |
| *Supplemental disclosure of noncash activities* | | |
| Increase resulting from exchange rate fluctuations: | | |
| Held to maturity investments | $ 32,449 | $ 82,382 |
| Loans outstanding | 403,156 | 1,280,167 |
| Borrowings and related swaps | 555,601 | 1,302,061 |